Mail Stop 3561

March 22, 2010

By Facsimile and U.S. Mail

Mr. Michael Burke
Senior Vice President & Chief Financial Officer
Albany International Corp.
1373 Broadway
Albany, New York 12204

Re: Albany International Corp.
Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 2, 2009
Definitive Proxy Statement on Schedule 14A
Filed April 14, 2009
Quarterly Report on Form 10-Q for the Fiscal Period Ended March 31, 2009
Filed May 8, 2009
Quarterly Report on Form 10-Q for the Fiscal Period Ended June 30, 2009
Filed August 7, 2009
Quarterly Report on Form 10-Q for the Fiscal Period Ended September 30, 2009
Filed November 6, 2009
File No. 001-10026

Dear Mr. Burke:

We have reviewed your response to our letter dated December 31, 2009 and have the following comments. Please feel free to call us at the telephone numbers listed at the end of this letter if you have any questions.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008

2. Revisions to Prior Balance Sheet, page 73

1. We have reviewed your responses to comments 7, 8, and 17 in our letter dated December 31, 2009. Due to the frequency of errors identified and corrected during the periods under review, please expand on how you determined that your control deficiencies did not result in a reasonable possibility that a material misstatement of your annual or interim financial statements would not be prevented or detected on a timely basis, including a discussion of each control deficiency identified. Although several of your errors ultimately turned out to be

immaterial amounts, it remains unclear if your controls would have originally prevented or detected the errors on a timely basis had the amounts been material. In regards to your tax reconciliation errors, we further note that you subsequently recorded an adjustment to your original error correction. Please also provide us with a complete summary of any changes you made to your accounting processes and controls as a result of identifying these deficiencies.

Form 10-Q for the Quarterly Period Ended September 30, 2009

6. Discontinued Operations, page 11

2. We have reviewed your response to comment 14 in our letter dated December 31, 2009 noting that you recorded a gain on the sale of your Filtration Technologies business of $6.1 million based on your expectation that you would receive total consideration equal to the $40 million paid at closing plus "additional cash amounts after the post-closing adjustment process was concluded." Please tell us if the post-closing adjustment cash amounts represents the difference between the $40 million of cash received at closing and the $45 million purchase price. In addition, please clarify how you determined it was appropriate to record the uncollected amounts at closing as opposed to when received or settled.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

Please contact Yong Kim, Staff Accountant, at (202) 551-3323 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding these comments.

Sincerely,

H. Christopher Owings
Assistant Director